FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2006

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

ABBEY NATIONAL PLC - DIRECTOR CHANGES

Following the announcement made on 7 July 2006 concerning certain Abbey Director changes, Abbey Board and FSA approvals have now been granted. The following changes will therefore be effective from 21 August 2006:

· the resignation of Francisco Gómez Roldán as CEO of Abbey and subsequent appointment as Non-Executive Board Member of Abbey ;

· the appointment of Antonio Horta Osorio as CEO of Abbey; and

· the resignation of Jorge Morán as Chief Operating Officer and subsequent appointment as Non-Executive Board Member of Abbey.

Antonio Horta Osorio will relinquish his membership on Abbey's Remuneration Committee with effect from 21 August 2006 as a result of his appointment as CEO.

Media Enquiries:

Matthew Young Tel: 020 7756 4232

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 27th July 2006	By / s / Shaun Coles
(Authorised Signatory)